# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aeva Technologies, Inc., CIK 0001789029
CUSIP: 00835Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 555 Ellis Street, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 09/05/2024
Filed by CIK 0001850148
Persons authorized to receive notices and communications: Soroush Salehian Dardashti, c/o Aeva Technologies, Inc., 555 Ellis Street, Mountain View, California (CA), 94043, 650-481-7070

## Reporting persons
- Soroush Salehian Dardashti (CIK 0001850148): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 4,919,559; shared voting power 0; sole dispositive power 4,919,559; shared dispositive power 0; aggregate amount beneficially owned 4,919,559 (8.9% of the class)
  Comment: Consists of (i) 138,770 shares of common stock, par value $0.0001 per share (Common Stock) of the Issuer (as defined in Item 1 below) held of record by Soroush Salehian Dardashti (the Reporting Person) directly, (ii) 3,964,808 shares of Common Stock held of record by a trust for the benefit of the Reporting Person (the Trust), (iii) 738,776 shares of Common Stock underlying stock options exercisable within 60 days of the date of this Statement held by the Reporting Person and (iv) 77,205 shares of Common Stock underlying restricted stock units expected to settle within 60 days of the date of this Statement held by the Reporting Person. The Reporting Person has sole voting, investment and dispositive power with respect to the shares held by the Trust. Excludes 779,412 shares of Common Stock underlying restricted stock units not expected to settle within 60 days.
  Ownership percentage based on 55,529,669 shares, which is the sum of (i) 54,713,688 shares of Common Stock of the Issuer outstanding as of March 1, 2025, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the Commission) on March 21, 2025, plus (ii) 738,776 shares of Common Stock underlying stock options exercisable within 60 days of the date of this Statement held by the Reporting Person and (iii) 77,205 shares of Common Stock underlying restricted stock units expected to settle within 60 days of the date of this Statement held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Aeva Technologies, Inc.
Address of issuer's principal executive offices: 555 Ellis Street, Mountain View, California (CA), 94043

## Item 2. Identity and Background
Name of person filing: Soroush Salehian Dardashti
Residence or business address: The business address of the Reporting Person is c/o Aeva Technologies, Inc., 555 Ellis Street, Mountain View, CA 94043
Present principal occupation or employment: The Reporting Person's present principal occupation is Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person is not, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 5 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Except as described herein, neither the Reporting Person nor any affiliated trusts or entities has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person and the Trust reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.
The Reporting Person and the Trust hold the securities of the Issuer for general investment purposes. The Reporting Person, and the Trust reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 trading plans).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Statement for the Reporting Person and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Statement for the Reporting Person and Item 2 above.
Transactions in the class effected during the past sixty days: Following is a description of the transactions in securities of the Issuer by the Reporting Person since the sixtieth day prior to the date of the event requiring the filing of this Statement: On September 3, 2024, pursuant to a previously adopted Rule 10b5-1 trading plan, the Trust sold 85,601 shares of Common Stock at a weighted-average price of $2.8435 for aggregate sale proceeds of $243,406.44. On September 4, 2024, pursuant to a previously adopted Rule 10b5-1 trading plan, the Trust sold 124,721 shares of Common Stock at a weighted-average price of $2.5772 for aggregate sale proceeds of $321,430.96. On September 5, 2024, pursuant to a previously adopted Rule 10b5-1 trading plan, the Trust sold 49,678 shares of Common Stock at a weighted-average price of $2.5458 for aggregate sale proceeds of $126,470.25. On November 4, 2024, 38,603 shares of Common Stock were withheld by the Issuer to satisfy its income tax withholding and remittance obligations in connection with the net settlement upon vesting of restricted stock units held by the Reporting Person. On December 2, 2024, pursuant to a previously adopted Rule 10b5-1 trading plan, the Trust sold 107,795 shares of Common Stock at a weighted-average price of $4.4945 for aggregate sale proceeds of $484,484.63. On December 3, 2024, pursuant to a previously adopted Rule 10b5-1 trading plan, the Trust sold 132,205 shares of Common Stock at a weighted-average price of $4.3497 for aggregate sale proceeds of $575,052.09.
Other persons with the right to receive dividends or sale proceeds: Except as reported in this Statement, no other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Soroush Salehian Dardashti: /s/ Soroush Salehian Dardashti, Soroush Salehian Dardashti (03/21/2025)